Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 18, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 20686

Tekla Medical Science Innovation Portfolio, Series 1

File Nos. 333-248812 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment letter dated October 15, 2020, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2068, filed on September 15, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Tekla Medical Science Innovation Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy (Page 2)

 1. The first sentence in the first paragraph of this section states that the trust invests “at least 80% of the value of its assets in health care companies that the sponsor believes are innovative.” Since the name of the trust includes the terms “medical science innovation,” please revise this section to state that the trust invests at least 80% of its assets in medical science companies that the sponsor believes are innovative. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the “Investment Company Act”).

Response:        In response to this comment, the first sentence will be amended to state: “Under normal circumstances, the trust will invest at least 80% of the value of its assets in medical science companies that the sponsor believes are innovative.”

2. Please disclose the criteria the trust uses to determine whether a company is a medical science company (e.g., derives at least 50% of its revenues or profits from medical science, or devotes at least 50% of its assets to medical science).

Response:        In response to this comment, the following will be added after the first sentence of the first paragraph: “A company will be deemed to be a medical science company if, at the time an investment is made in the company, 50% or more of such company’s sales, earnings or assets arise from or are dedicated to healthcare products or services or medical technology activities.”

3. The first paragraph of this section also states that the trust will invest in foreign companies. If the foreign companies in which the trust will invest include emerging market issues as a principal investment strategy, please disclose and provide corresponding risks, if appropriate.

Response:        Even though the trust may invest in foreign securities, it will not invest in the securities of companies located in emerging markets. Therefore, no disclosure about emerging markets has been added to the prospectus.

4. The second paragraph of this section states that the sponsor “has partnered with Tekla Capital Management, LLC (“Tekla”) as portfolio consultant,” and that Tekla “will suggest securities for the portfolio.” Additionally, disclosure in the “Portfolio Consultant” section on page 21 of the prospectus states that, for its service as portfolio consultant, Tekla will be paid a percentage of the value of sales made during the primary offering period. Further, as disclosed in footnote (4) of the fee table on page 6 of the prospectus, the cost of the portfolio consulting fee paid to Tekla is borne by the trust’s unitholders in the form of organization costs. In light of these disclosures, please explain to us why Tekla should not be considered an investment adviser to the trust pursuant to Section 2(a)(20) of the Investment Company Act, and therefore subject to the requirements of Section 15 of the Investment Company Act. We may have further comments after reviewing your response.

Response:        The sponsors of unit investment trusts (“UITs”) have been responsible for selecting the portfolios of the UITs as a part of their broker-dealer responsibilities as depositor and have not been regarded as investment advisers to the UITs under Section 2(a)(20) of the Investment Company Act. The assistance that Tekla provides to Guggenheim Funds Distributors, LLC (the “Sponsor”) helps the Sponsor fulfill its obligation as a depositor. Tekla is not providing advice to the trust, rather, it advises the Sponsor. Accordingly, the Sponsor believes that Tekla is not an investment adviser of the trust under the Investment Company Act. This is a well-established understanding consistent with the way the staff of the Commission has viewed the roles of these parties and consistent with the manner in which the UIT industry has operated.

Investment Summary – Principal Risks (Page 3)

5. Please revise the heading of the second bullet point in this section, “[t]he trust is concentrated in the health care sector,” to include the term “innovative,” and include the risks specific to innovative health care companies.

Response:        In response to this comment, the second bullet point will be amended to state: “Because the trust invests in innovative medical science companies, the trust is concentrated in the health care sector. As a result, the factors that impact the health care sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the health care sector include extensive competition, generic drug sales, the loss of patent protection, product liability litigation and increased government regulation. Innovative medical science companies attempt to develop novel products to address medical needs. The research and development costs of bringing new products to market are substantial, and there is no guarantee that the product will ever come to market. Health care companies seeking government approval for medical products and services may have losses and may not offer proposed products for several years, if at all.”

General Information – Portfolio Consultant (Page 21)

6. Please precisely describe the portfolio consultant's compensation, e.g., precisely describe "daily liquidation value of transactional sales" and the "primary offering period at the close of the initial offering period". We may have further comments after reviewing your response.

Response:        In response to this comment, the “General Information – Portfolio Consultant” and “Expenses” sections have been revised to add the following explanation: “To calculate this fee, the liquidation price for each day of the primary offering period is multiplied by number of units subject to a transactional sales charge created on that day. Once this amount is calculated for each day of the primary offering period, the amounts are added together and then multiplied by the fee percentage.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren